Exhibit 1.01

Conflict Minerals Report of Foxx Development Holdings Inc.

For the Year Ended December 31, 2024

Introduction

Foxx Development Holdings Inc., together with its consolidated subsidiaries (“Foxx,” “the Company,” “we,” “us,” and “our”), has prepared this Conflict Minerals Report pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD (collectively, “the Rules”).

We are a technology innovation company specializing in the communications sector, in particular, relating to tablets and smartphones. Since our establishment in 2017, we have expanded our presence to include various locations throughout the United States, such as San Francisco, CA, Dallas, TX, Atlanta, GA, Los Angeles, CA, Miami, FL, and New York, NY. This expansion enables us to provide sales, retail, distribution, and after-sales support services of our products while simultaneously driving innovation through active research and development efforts aimed at pioneering new customization standards and services.

We provide a range of Foxx-branded products, including tablets, smartphones, wearables, and other high-quality communication terminals. Our customers are primarily third-party distributors and sales agents who sell our products in the U.S. public channels and to major carriers in the United States such as T-Mobile, AT&T, and Verizon. We source our products from various original design manufacturer suppliers, providing them with detailed hardware and software specifications to handle the custom development of our products. Once our products are manufactured, we collaborate with third-party agencies to obtain the required testing and certification, such as Equipment Authorizations from the Federal Communication Commission (the “FCC”) and certifications from the Global Mobile Suppliers Association.

For further discussion of our products and services, see our Annual Report on Form 10-K for the fiscal year ended June 30, 2024. The information contained in our Annual Report on Form 10-K is not incorporated by reference into this Conflict Minerals Report and should not be considered part of this Conflict Minerals Report or the associated Form SD.

Minerals including tantalum, tin, tungsten, and gold (“3TG”) are classified as “conflict minerals,” some of which may be necessary to the functionality or production of certain products that we manufacture or purchase for use in our products. As such, we are subject to the Rules with respect to those necessary conflict minerals. The Rules require us to conduct, in good faith, a reasonable country of origin inquiry (“RCOI”) into those necessary conflict minerals to determine whether they originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (a “covered country” and together, the “covered countries”) or are from recycled or scrap sources. If, as a result of our RCOI procedures, we know or have reason to believe that any of our necessary conflict minerals originated in one or more of the covered countries and are not from recycled or scrap materials, then we are required to exercise due diligence to determine the source and chain of custody of such conflict minerals.

Foxx Conflict Minerals Policy

Foxx supports industry-wide efforts to identify, reduce and hopefully eliminate the use of conflict minerals originating from the Democratic Republic of Congo and adjoining countries to the extent believed to be financing or benefiting groups committing human rights violations. Foxx is committed to complying with all requirements applicable to our company pursuant to SEC rules. Foxx expects its suppliers to support its conflicts minerals compliance commitment by exercising appropriate due diligence on the source and chain of custody of regulated minerals and by making their due diligence measures and results available to Foxx upon request. If Foxx becomes aware of any supplier’s continuing failure to comply with this policy, Foxx will take all appropriate actions to remedy that failure, including, if necessary, terminating the supplier relationship. No conflict mineral is intentionally added to or serves as a functional component of products sold by Foxx.

Description of Product Identification and RCOI Processes

During 2024, we purchased components of our products that incorporated or were produced using certain conflict minerals. As such, we conducted an RCOI process to determine whether any of the conflict minerals originated, or may have originated, in the covered countries and whether such conflict minerals originated from recycled or scrap sources. We consider parts and components used in the production of our telecommunication devices to be subject to the Rules, and such items are included in the RCOI process.

We conducted an assessment to determine which of our direct suppliers may be providing components of our products that are likely to contain conflict minerals. We identified the applicable list of components by consulting with members of our supply department, including individuals familiar with our sourcing and operations. From that list, we then identified the suppliers to survey from which we directly procured materials (“tier one” or “direct” suppliers). All eight of tier one suppliers responded to our surveys.

Results

Leveraging the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”), our RCOI consisted of surveying tier one suppliers confirmed to have supplied products, which were used to manufacture our telecommunication devices, that contained conflict minerals. This template includes information regarding the smelters, origins of conflict minerals, supplier due diligence programs, and whether the materials originate from recycled or scrap sources.

As part of reviewing the completed CMRT surveys, we assessed the responses for reasonableness completeness against CMRT template. For the suppliers that we considered to be subject to the Rules, we received a 100% response rate after following our internal procedures.

Our tier one suppliers performed similar RCOI procedures to identify the chain of custody from their suppliers back to the smelter and country of origin. We relied on the good faith efforts of our tier one suppliers to provide us with reasonable information and representations relating to the smelter and country of origin.

Based on the surveys received from our suppliers and the RCOI procedures conducted for our business, we concluded we do not believe that any portion of our necessary conflict minerals could have originated in the covered countries.